BAKER                                             TRI-CITIES TENNESSEE/VIRGINIA
DONELSON                                          207 MOCKINGBIRD LANE
BEARMAN, CALDWELL                                 SUITE 300
& BERKOWITZ, PC                                   JOHNSON CITY, TENNESSEE 37604
                                                  PHONE:  423.928.0181
                                                  FAX:  423.928.5694

                                                  MAILING ADDRESS:
                                                  P.O.BOX 3038
                                                  JOHNSON CITY, TENNESSEE  37602
                                                  www.bakerdonelson.com

LINDA M. CROUCH-MCCREADIE
Direct Dial: (423) 975-7623
Direct Fax: (423) 979-7623
E-Mail Address: lcrouch@bakerdonelson.com

                               September 29, 2005

Ms. Jessica Livingston
Senior Attorney
Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      United Tennessee Bankshares, Inc.
                  Amendment No. 3 to Schedule 13E-3
                  Amendment No. 3 to Preliminary Schedule 14A
                  Filed September 19, 2005
                  File No. 05-23551

Dear Ms. Livingston:

     This letter responds to the comments received from the Staff of the Securities and Exchange Commission by letter dated September 28, 2005, to Mr. Christopher Triplett, with respect to the above-referenced filings of United Tennessee Bankshares, Inc. (the "Company" or "Registrant").

     The following discussion summarizes the manner in which we have revised the Preliminary Schedule 14A in response to Staff comments made in the September 28, 2005 letter (the "Letter"). The following paragraphs of this letter are numbered to correspond to the numbers of the comments contained in the Letter and page numbers refer to pages in the Amendment to the Preliminary Schedule 14A "marked to show changes."

Preliminary Schedule 14A
------------------------
Background of the Going Private Merger Proposal, page 12
--------------------------------------------------------

1. Registrant has added additional information regarding the nature of the offering party. Please see page 13.

     We have provided  staff with marked copies of the amendment to the Schedule
14A  and  Schedule   13E-3  to  expedite  its  review.

     If you have any questions or require additional information, please feel free to contact me.

                                   Very truly yours,

                                   /s/ Linda M. Crouch-McCreadie

Enclosure

cc:      Richard G. Harwood